2003 ANNUAL REPORT



RHI

RHI Robert Half International Inc.

Worldwide Leader in Specialized Consulting & Staffing Services Since 1948

RHI Profile

Founded in 1948, Robert Half International Inc. (RHI) is the world's first and largest specialized staffing firm. RHI is a recognized leader in professional staffing and consulting services and is the parent company of Protiviti®, a leading independent internal audit and risk consulting firm. The company is traded on the New York Stock Exchange (symbol: RHI) and is a member of the S&P 500 index.

Specialized Staffing Services

RHI operates seven professional staffing divisions, each serving separate and distinct markets. They include: Accountemps®, Robert Half® Finance & Accounting and Robert Half® Management Resources, for experienced temporary, full-time and project professionals, respectively, in the fields of accounting and finance; OfficeTeam®, for highly skilled temporary administrative support; Robert Half® Technology, for information technology professionals; Robert Half® Legal, for temporary, project and full-time staffing of attorneys, paralegals and legal support personnel; and The Creative Group®, for creative, advertising, marketing and web design professionals.

Businesses turn to RHI's specialized staffing divisions for personalized service and access to the most qualified talent for their projects and full-time positions. Experienced candidates work with us because we can provide them with rewarding employment opportunities and guidance at every stage of their careers. The range of professional-level positions in which we specialize includes:

ACCOUNTING AND FINANCE — Bookkeeper to cost accountant to chief financial officer

ADMINISTRATIVE SUPPORT — Administrative coordinator to executive assistant to office manager

INFORMATION TECHNOLOGY — Network administrator to security specialist to chief technology officer

LEGAL — Litigation support specialist to paralegal to project attorney

CREATIVE — Graphic artist and website animator to marketing manager to art director

Internal Audit and Risk Consulting

With 34 locations throughout North America and in London, Paris, Milan, Tokyo and Singapore, Protiviti is a leading global provider of independent internal audit and business and technology risk consulting services.

Protiviti, a wholly owned subsidiary of Robert Half International, helps clients identify, measure, and manage operational and technology-related risks they face within their industries and throughout their systems and processes. The firm also offers a full spectrum of internal audit services, technologies, and skills for business risk management and the continual transformation of internal audit functions.

Protiviti provides clients a full range of services in the following areas:

Business Risk — Anti-money laundering, capital projects and construction, cost-recovery solutions, credit risk management, commodity risk management, enterprise risk management, forensic accounting, litigation consulting, regulatory compliance, revenue optimization, Sarbanes-Oxley compliance solutions, supply chain risk management and treasury risk management.

Technology Risk — Security and privacy, business continuity, change management, information technology asset management, program management and application effectiveness.

Internal Audit — Full outsourcing, co-sourcing and specialized resource enhancement; start-up and development advice; information technology audit services; internal audit transformation; internal audit quality assurance review; internal audit technology and tool implementation; and audit committee advisory.

Selected Financial Data

Years Ended December 31, *(in millions, except per share amounts)*	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Income Statement Data:											
Net service revenues	$ 1,975.0	$ 1,905.0	$ 2,452.9	$ 2,699.3	$ 2,081.3	$1,793.0	$ 1,302.9	$ 898.6	$ 628.5	$ 446.3	$ 306.2
Net income	$ 6.4	$ 2.2	$ 121.1	$ 186.1	$ 141.4	$ 131.6	$ 93.7	$ 61.1	$ 40.3	$ 26.1	$ 11.7
Diluted net income per share	$ .04	$ .01	$ .67	$ 1.00	$ .77	$ .69	$ .50	$ .33	$ .23	$ .15	$ .08
Diluted shares	173.2	177.8	181.5	186.1	184.6	189.6	188.0	183.0	177.0	170.1	150.6
Cash Flow Data:											
Net cash flows provided by operating activities	$ 123.9	$ 165.6	$ 275.8	$ 267.1	$ 157.3	$ 189.1	$ 103.1	$ 67.0	$ 48.6	$ 27.9	$ 17.7
Capital expenditures	$ 36.5	$ 48.3	$ 84.7	$ 74.0	$ 52.6	$ 67.2	$ 32.0	$ 18.0	$ 8.4	$ 4.8	$ 2.3
Balance Sheet Data at Year End:											
Total assets	$ 979.9	$ 938.0	$ 994.2	$ 971.0	$ 777.2	$ 703.7	$ 561.4	$ 416.0	$ 301.1	$ 227.8	$ 204.6
Debt financing	$ 2.4	$ 2.5	$ 2.7	$ 3.8	$ 3.5	$ 4.7	$ 8.2	$ 6.6	$ 5.7	$ 4.2	$ 32.7
Stockholders' equity	$ 788.7	$ 745.0	$ 805.7	$ 718.5	$ 576.1	$ 522.5	$ 418.8	$ 308.4	$ 227.9	$ 177.0	$ 133.6

Certain historical financial information has been presented to be in conformance with the 2003 financial statement presentation. All shares and per share amounts have been restated retroactively to reflect the two-for-one stock split effected in the form of a stock dividend in June 2000, the three-for-two split effected in the form of a stock dividend in September 1997, and the two-for-one stock splits effected in the form of a stock dividend in both June 1996 and August 1994.

Revenues
(in millions)


$3000
$2500
$2000
$1500
$1000
$500
0
93 94 95 96 97 98 99 00 01 02 03

Net Cash Flows Provided by Operating Activities
(in millions)


$300
$250
$200
$150
$100
$50
0
93 94 95 96 97 98 99 00 01 02 03

Comparative Investor Returns – Compounded Average Annual Growth Rates
(10 years ended December 31, 2003)


30
25
20
15
10
5
0
26.7%
9.1%
RHI
S&P 500

To Our Stockholders



Harold M. Messmer, Jr.
Chairman and
Chief Executive Officer



M. Keith Waddell
Vice Chairman, President
and Chief Financial Officer

The U.S. economy provided a mixed backdrop for our business in 2003. Economic activity generally improved as the year unfolded, but the labor markets were slower to recover. The unemployment rate peaked at 6.3 percent in June 2003 and by January 2004 had settled at 5.7 percent, still well above the 4 percent rate that prevailed in 2000.

Payrolls inched up erratically for much of 2003, but the advances were modest and uneven. The slim gains restored just some of the more than 2 million jobs lost in the three years since the start of the recession. Job creation so far has lagged what past experience would have led us to expect at this stage of economic recovery.

The temporary services sector was a bright spot in last year's labor market. Demand for temporary workers began to pick up last spring and our industry recorded eight straight months of growth, interrupted only by a slight decline in new jobs in January 2004. Historically, increased demand for temporary professionals has preceded an increase in full-time hiring, since businesses often hesitate to add permanent staff in the early stages of a rebound. Many rely on interim assistance until they become convinced the recovery is sustainable.

Revenue trends in our temporary staffing divisions reflected the experience of the broader industry in 2003. We have noted in the past that our industry has shown a clear segmental pattern in recovering from economic weakness. Light-industrial segments have been the first to enter a recession and also the first to recover, followed by administrative staffing and, ultimately, higher-skilled, professional positions. During the third quarter of 2003, average daily revenues in each of our specialized staffing units showed sequential increases. The trend continued with even faster gains in the fourth quarter. The year-end improvement was especially noteworthy in our divisions that specialize in positions requiring higher skills. We had not seen back-to-back, sequential quarterly gains across the board for at least three years.

Last year was also an important one for Protiviti, our newest operating unit. This business became part of RHI in May 2002 when we hired a group of highly qualified professionals from Arthur Andersen LLP's former U.S. internal audit and

The Year in Review

- Revenues were $2.0 billion, up 3.7 percent from the prior year.
- Net income was $6.4 million in 2003, a 195 percent increase year over year.
- Our Protiviti subsidiary continued to gain traction. Domestic operations for the business had operating profit for the first time in the fourth quarter of 2003, and revenues during its first full year of operation were $133 million.
- RHI generated strong cash flow from operations throughout 2003. For the past three recession-impacted years, the company has generated $565 million in cash flow from operations and free cash flow of $396 million.
- RHI's total return ranked in the top 2.6 percent of all NYSE firms trading during the 10 years ended December 31, 2003. The company was also in the top 6.4 percent of the S&P 500 based on total return during the same time frame. (Source: MGFS, Inc.)
- In January 2004, Morningstar, Inc., an independent global investment research firm, named RHI Chairman and CEO Max Messmer as 2003 CEO of the Year. Winners of this prestigious award are selected based on their independent thinking and the creation of value for stockholders.
- RHI was awarded a commendation in the "Best International Recruitment Firm" category at the Recruiter Awards for Excellence 2003 in the United Kingdom.

risk consulting practices. Protiviti's performance in 2003 proved that it could compete successfully with the Big Four public accounting firms for internal audit and risk consulting engagements.

The Sarbanes-Oxley Act of 2002 has given the business a boost. Publicly traded companies are hastening to comply with certain provisions of the Act, along with related mandates from the stock exchanges and the Securities and Exchange Commission. Protiviti's mission, however, takes it beyond just helping clients comply with Sarbanes-Oxley. It is expanding work in regulatory and forensic investigations, information technology (IT) security and other related areas. Longer term, we see an opportunity for Protiviti to become a platform for adding other high-end professional services.

We faced multiple challenges in 2003. The year was characterized by an uncertain geopolitical climate, war in Iraq, economic instability related to comparatively high unemployment and low job growth, and pressures arising from increased expenses for workers' compensation and state unemployment insurance.

Notwithstanding these and other challenges, we accomplished much last year. We maintained and selectively expanded our local office networks in the United States and internationally. We remained aggressive in supporting our respected brand names with strategic marketing and public relations campaigns. We continued to invest in technology to streamline operations and become more efficient. We were able to partially offset the effects of higher unemployment insurance outlays through stronger pricing. In brief, our talented professionals in our field offices and corporate headquarters met the challenges. Importantly, they did so while positioning the business to participate in the economic and labor market recoveries.

Business Overview

This decade began with a number of high-profile corporate collapses and widely publicized accounting scandals. More such incidents surfaced in 2003 and early 2004, including one that involved basic accounting questions with a company in our industry. These circumstances continue to leave investors and the public wary. They have also had the healthy effect, in our view, of causing corporate America to place a long overdue emphasis on fiscal responsibility, accountability and sound corporate governance.

RHI was founded 56 years ago on a set of principles that includes a commitment to "ethics first." We work hard to apply that commitment to everything we do, which, because of our specialized work, relates particularly to our accounting and financial reporting. We recognize that we have a responsibility to our stockholders to make prudent business decisions and to operate with the utmost financial integrity. We want to assure you that we take this role seriously. We always have and always will.

We encourage you to read "Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A), beginning on Page 25 of this report. As you review the MD&A, financial statements and footnote disclosures, we believe you will find the information to be relatively simple, straightforward and direct. There are no complex external financing arrangements, no special-purpose entities, and no derivatives, exotic or otherwise. We are pleased to report that in our company's history, there have been no activities that required pro forma accounting, restatements or special charges to improve the appearance of reported earnings.

Our balance sheet is solid. Cash generated by operating activities was $124 million in 2003, bringing the past three-year cumulative total to $565 million. Free cash flow during that same period approached $400 million after $169 million of capital expenditures. We are proud of that performance in a difficult labor market. We ended the year with cash and equivalents of $377 million, up from $317 million a year earlier, and just $2 million of long-term debt.

Our cash-generating capability and cash balance provide us with ample financial flexibility and stability. Our longstanding preferred use of cash has been to repurchase our own shares. We initiated a stock repurchase program in 1997 and since then have acquired 28.5 million of our shares in the open market. That total includes 1.6 million shares repurchased in 2003. The share buyback program has benefited earnings per share by reducing the share count and by helping to balance the dilutive effects of issuing employee stock options.

On the subject of stock options, we believe that it is important to provide employees with an equity stake in the business. Stock options afford our people the incentives that come with ownership. They also help us in recruiting and retaining the most qualified talent. To that end, all of our regular, full-time staffing employees receive an annual stock option grant through our StockPLUS plan. We periodically modify the terms and mix of components of our plan to stay in touch with current trends, and, in fact, did so in 2003. Although we have reduced the aggregate number of options granted, we continue to view the use of stock option awards as a key part of how we compensate, motivate and retain our employees. For executives and managers, equity incentives – which vest over time – represent a significant percentage of overall compensation. We encourage you to review the notes to our financial statements included in this report to better evaluate the impact of our stock option programs.

Stock repurchases are the company's preferred use of cash, but funds also are available for acquisitions and investments in new and existing services, and potentially for dividends. In 2003, we acquired our final two Robert Half franchise operations. We purchased the Louisiana franchise and also acquired our Kansas City franchise and its two branches in Kansas City, Missouri, and Overland Park, Kansas. As a result, all RHI operations are now company owned and operated. We would like to acknowledge the important role our franchisees played in the development of the company. They helped us learn the business in those early days and were an ongoing source of advice and guidance over the years. We proudly count many former franchisees as close personal friends and friends of RHI.

We clearly prefer to grow our business from within, but we have not ruled out acquiring other staffing and related businesses. Every year we evaluate many prospects. Possible sellers should know, however, that we are selective. Our primary criteria when contemplating acquisitions have always been that prospects have an outstanding reputation, a quality focus and a history of providing superior service. Few companies possess these characteristics, and those that do rarely surface as sellers. We will not compromise on our criteria. Our industry has seen numerous examples of ill-conceived combinations that did little for stockholders. We will not acquire any business, successful or not, simply to provide a short-term lift to our revenues and earnings. The risks usually are too great, particularly in people-oriented service businesses like ours where combining cultures is a critical and sometimes difficult undertaking.

We manage the business for the long term and believe that our stockholders stand to benefit most from internal growth that comes from introducing new service lines or extending the activities of existing ones. We are aware of the recent tax law changes that favorably impact the payment of dividends, and we continue to study this possibility with our board of directors.

Staffing Operations Review

The staffing industry was hit hard by the economic recession and job losses of the past several years. The signals remained mixed as 2003 came to a close, but we are optimistic that we could be early on a path to recovery.

Last year's revenues from our combined staffing operations were $1.8 billion, down 1.2 percent from the year-earlier total. However, a clear, positive trend emerged within the year despite overall labor market uncertainty: Interim sequential comparisons of average daily revenue improved as 2003 unfolded. In fact, the final quarter showed the best sequential gain in staffing revenue in more than three years. Accountemps remains the backbone of our staffing operations with revenues of $823 million in 2003, or 45 percent of staffing revenues. Its performance mirrored that of combined staffing activities by showing modest sequential growth in the second half. OfficeTeam, our high-end administrative staffing unit, had revenues of $499 million, up 2 percent from the prior year and 27 percent of total staffing revenue.

The technology sector was perhaps the hardest hit by the economic downturn. But after revenue declines of 19 percent and 29 percent in 2001 and 2002, respectively, business at Robert Half Technology stabilized last year. Its revenues of $215 million were down just 3 percent from the prior year and represented 12 percent of aggregate staffing revenues. The unit's average daily revenue showed sequential improvement in both the third and fourth quarters. That brief trend and other evidence suggest that information technology activity in the United States could begin to pick up. If so, we are optimistic that we will see rising demand for our qualified contract professionals.

Robert Half Management Resources provides senior-level accounting and finance professionals on a project basis. Its 2003 revenues of $210 million, or 11 percent of staffing revenues, slipped 2 percent from the prior year. However, there was a noticeable increase in this division's business as the year came to a close. In fact, its fourth-quarter sequential gain in average daily revenue (up 18 percent) was the sharpest increase we have seen in any of our staffing units in several years. Also significant is the fact that this division's revenue figures do not reflect the benefit of growing intra-company sales to Protiviti. Increasingly, Protiviti is able to rely on Robert Half Management Resources to provide professionals to work on its internal audit and risk consulting engagements. The ready availability of highly qualified staff throughout our international network provides Protiviti with important competitive advantages in winning and completing engagements.

Our permanent placement division, Robert Half Finance & Accounting, had revenues of $95 million in 2003, down 5 percent from the prior year and less than half of its peak annualized revenue of more than $250 million in early 2001. This division, our oldest, has a long history of economic sensitivity, in both directions. With that in mind, we are encouraged by its fourth-quarter performance. Revenues in that period increased both sequentially (up 5.6 percent) and year over year (up 8.4 percent) for the first time since the first quarter of 2001. It is too soon to be conclusive, especially since the record has shown that permanent placement activity can fluctuate over short periods. However, as an aftereffect of the recent years' wave of accounting scandals and reforms, there could be increased demand for qualified finance and accounting personnel.

Last year's reluctance to hire was not limited to the United States. Weakened labor markets in Canada, Europe and Australia limited growth in international staffing revenues. Aggregate foreign staffing revenues grew 5 percent to $348 million, or 18 percent of last year's total revenues. A significant part of the gain came from the beneficial effects of translating foreign currency revenues into the U.S. dollar, which weakened throughout the year. RHI has 60 international offices in 10 countries, up from 56 locations a year ago.

Protiviti

Protiviti had significant achievements in 2003. It now operates in 34 major markets located in the United States, Canada, France, England, Italy, Japan and Singapore. The 700 former partners and other professionals that joined us from Arthur Andersen LLP's internal audit and risk consulting practices in May 2002 brought with them years of outstanding experience, as did those individuals who came to us later from the Big Four and other large accounting firms. Not surprisingly, many of their former clients followed them to Protiviti, which helped to establish a strong foundation for the business. Full-year and final-quarter revenues of $133 million and $40 million, respectively, accounted for 7 percent and 8 percent of RHI's total revenues in those periods. We are pleased at how quickly this subsidiary has gained market acceptance.

As noted, business opportunities have emerged from the Sarbanes-Oxley Act of 2002. Protiviti is helping some of the world's leading companies with the complexities of complying with Section 404 of the Act. Among other things, Section 404 requires that publicly traded companies establish and maintain an adequate internal control structure and procedures for financial reporting. That mandate includes documentation and recurrent testing of the adequacy of the structure and procedures. Protiviti has distinguished itself in Section 404 compliance by developing industry-leading tools and methodologies that are among the most comprehensive available. Even with this focus, however, Protiviti generates less than half of its revenues from Sarbanes-Oxley-related work. The remainder of its business comes from a widening range of business and technology risk consulting services.

We believe we have made good progress toward our commitment to establish the Protiviti name as a recognizable brand. Those efforts began in 2002 and continued last year with regular advertisements in *The Wall Street Journal* and media coverage in major newspapers and journals throughout the country.

Professionalism and Quality Service

Businesses have many options when they seek professional staffing or consulting services. Qualified job candidates have choices when deciding who will represent their talents in the marketplace. So why select RHI's specialized business units?

We ask ourselves that question daily. The answers must be persuasive if we are to maintain our leadership position in an increasingly competitive marketplace. Companies work with us because of our proven record, global network and respected brand names. They also know they can rely on us to help them grow their business by providing qualified, experienced professionals and project teams, time after time.

Candidates register with us because they gain access to challenging and rewarding assignments with established businesses worldwide. In addition, we often can provide them with a path to full-time employment. They stay with us because our staffing and recruiting professionals have years of experience assisting job candidates in managing their careers. Job seekers enjoy the advantages of working with the industry leader. These include competitive compensation, tuition reimbursement, bonus pay and the opportunity to build new skills. Our registered temporary and project professionals have access to more than 2,000 online training courses through our partnership with SkillSoft, a leading provider of e-learning services.

We also provide our clients and candidates with free access to our Continuing Professional Education (CPE) workshops in accounting and finance as well as Continuing Legal Education (CLE) courses. We were the first major staffing company to become a certified provider of both CPE and CLE credits. This has allowed us to serve as an informational resource to clients and candidates, foster loyalty, increase brand awareness and generate new business leads.

Putting an experienced team of staffing and recruiting professionals in place has been critical to our success. In a service business like ours, a company is only as strong as the people it hires. We believe we have the industry's best talent. To motivate and retain them, we offer competitive compensation, performance-based pay, career development and advancement opportunities, and equity incentives for key personnel.

We support the efforts of our employees through strategic marketing and public relations campaigns. This includes national print advertising in targeted business publications, network and local radio spots, direct mail and e-marketing activities, and the preparation of informational resources such as RHI's annual salary guides.

Over the years, we have established exclusive relationships with prominent professional organizations and software producers in our specialty areas. These relationships have increased our visibility and reinforced our leadership position in the market segments we serve. Last year, for example, we partnered with the Institute of Management Accountants to sponsor the 2003 Financial Executive of the Year Award. In addition, The Creative Group, our division placing freelance creative and marketing professionals, signed an agreement with the American Marketing Association to provide career resources to its 38,000 members. And Robert Half Legal, formerly The Affiliates, entered into an industry alliance with the Association of Corporate Counsel, a 15,000-member national association of corporate attorneys, to provide content for its "Virtual Library" and other educational materials. In May 2003, we announced an agreement with the Microsoft Office Specialist program to prepare and certify our temporary professionals on Microsoft Office software applications. We are the only staffing firm approved to offer this certification.

Looking Ahead

We are encouraged by the positive signs that emerged for U.S. staffing firms in the second half of 2003. Historically, the staffing industry has fared well coming out of a downturn as firms of all sizes resume their hiring efforts to keep pace with growing demand.

We believe the demographics of the labor supply also favor long-term growth for our business. The record has shown that our industry does well financially during tight labor markets characterized by high employment. As the baby boomer generation leaves the workforce, candidate shortages may arise in many specialties, resulting in increased demand for our services. At the other end of the spectrum, recent declines in university accounting program enrollment may reduce the supply of candidates for entry- and midlevel positions in the coming years, boosting future demand for staffing services. Our reputation, recognized brand names and in-depth experience in our areas of specialization allow us to attract and retain the best talent. We believe that these strengths position us as a leading source of qualified temporary, full-time and project professionals.

We also feel confident about the prospects for RHI's international staffing operations. Our industry in many ways is more established overseas, particularly in selected European countries. We see opportunities to introduce new service lines and expand existing ones in Europe and elsewhere in the coming years.

For Protiviti, we believe the current focus on Sarbanes-Oxley and corporate governance will continue to drive near-term demand for internal audit and risk consulting services. This is true for both public and private firms as businesses work to achieve greater transparency and more effective controls over financial reporting. Some of the world's leading public companies are relying on Protiviti to help them comply with the complex provisions of the Sarbanes-Oxley Act and other regulations aimed at improving internal controls. Looking beyond Sarbanes-Oxley, we are working to diversify our business mix. It is not an overstatement to say that U.S. businesses are entering an extended period in which the accounting and finance functions will receive a great deal more focus. The recent legislation is just a start – we anticipate opportunities for Protiviti in internal audit, IT security, enterprise risk management, forensic accounting and other service areas.

We believe that our results in 2004 will show that RHI has successfully weathered 10 recessions in our 56-year history. This is due in no small part to the extraordinary efforts of the professionals in our field offices and corporate services locations worldwide. Once again, they have shown the ability to manage deftly through a challenging business climate and the longest employment contraction since World War II.

We want to thank RHI's management team for their sound leadership in a year of ups and downs. We would also like to express our gratitude to RHI's board of directors for their wise counsel and to you, our stockholders, for your ongoing support and encouragement.

Respectfully submitted,

Harold M. Messmer, Jr.
Chairman and
Chief Executive Officer
February 20, 2004

M. Keith Waddell
Vice Chairman, President
and Chief Financial Officer
February 20, 2004

RHI's Commitment to Philanthropy


Dress for Success Detroit


BOYS & GIRLS

At Robert Half International, we understand that doing good business means doing good in the communities in which we work. Through our corporate philanthropy program, we are proud to partner with numerous nonprofit organizations.

Suiting Up for Career Success

In 2002, we piloted a program to provide interview-appropriate attire to low-income job candidates in selected cities. The initiative was so successful that we expanded our efforts last year, with nearly 200 participating RHI offices throughout North America. In just two weeks we collected more than 31,000 suits, separates and accessories for Dress for Success and other nonprofits that help low-income job seekers prepare for initial interviews.

To complement the clothing drive, our staffing managers and account executives also gave presentations in local communities on career topics such as resume writing, networking and interviewing. We look forward to future programs of this kind.

Supporting Education

Providing opportunities for educational enrichment continues to be a focus of our philanthropic efforts. In addition to sponsoring the national conference of Boys & Girls Clubs of America, RHI is piloting an e-learning program with 125 of their staff members. These individuals will participate in online training programs – ranging from operating systems software to the Microsoft Office suite – and then share their knowledge with Boys & Girls Club members.

Robert Half International also funds a number of scholarships and student programs through universities and professional associations. These include the American Institute of Certified Public Accountants, National Association of Black Accountants, the United Negro College Fund, the National Association for the Advancement of Colored People, the Hispanic Scholarship Fund and the National Hispanic University. A majority of these scholarships are awarded to high school, college or graduate students pursuing careers in accounting and finance.

Promoting Health and Well-Being

Through fundraising efforts and volunteer participation, RHI employees support the advancement of medical research and other programs in their communities. We are proud to contribute on both a local and national level to a number of health-related nonprofits, such as the American Cancer Society, Canadian Cancer Society, Breast Cancer Care, Muscular Dystrophy Association, the Heart and Stroke Foundation of Canada, and the Susan G. Komen Breast Cancer Foundation.

For the seventh consecutive year, RHI was the top fundraiser at the 19th Annual Sonoma Waves to Wine event in Santa Rosa, Calif., benefiting the National Multiple Sclerosis Society. RHI employees and their families and friends have participated in the two-day Waves to Wine bike ride for the past 12 years.

Robert Half International is honored to work with such outstanding organizations on programs that make a meaningful impact in our local communities.

Accountemps

Specialized Financial Staffing





Our staffing managers work with clients to provide accounting and finance professionals with the skills and experience to complete challenging assignments quickly and cost-effectively.

Whether public or private, large or small, companies are keenly focused on ensuring accuracy and integrity in their financial reporting. Accounting and finance professionals at all levels are facing accelerated deadlines and increased workloads. To maintain productivity and obtain the skills necessary to meet these critical business objectives, firms today are turning to qualified temporary professionals.

As the world's first and largest specialized staffing service for temporary accounting and finance professionals, Accountemps is a trusted source for financial expertise on an interim basis. Our experience and reputation in the industry enable us to offer the most highly skilled temporary employees and to deliver outstanding service. These efforts are underscored by a satisfaction guarantee with each professional we place.

With our long history in specialized staffing, Accountemps has developed key contacts in the financial community, creating an extensive network of talent. Our staffing managers work with clients to provide accounting and finance professionals with the skills and experience to complete challenging assignments quickly and cost-effectively. We also offer guidance to our clients on the most efficient allocation of temporary and full-time employees for daily projects and major initiatives.

Professionals choose to work for Accountemps because of our rewarding assignments, competitive benefits and access to professional development opportunities. To ensure candidates have the most up-to-date technology skills, we've developed software proficiency tests in collaboration with the world's leading financial software publishers. Our temporary professionals can also earn software certification, free of


Welcome to Accountemps.com

charge, and participate in Continuing Professional Education programs to supplement their expertise. Accountemps temporaries benefit from an exclusive partnership with the Microsoft Office Specialist program to prepare and certify our professionals in Microsoft Office software, including Excel and Access.

Job candidates can register with us online and search for positions that match their criteria using our proprietary job search tools. Many Accountemps professionals also choose to register with our Robert Half Finance & Accounting division for full-time positions. Before being placed, each person who registers with one of our specialized staffing divisions meets with an experienced staffing manager for a more in-depth skills assessment and personal interview. This enables us to place only the most qualified professionals with our clients.

When hiring our own staff, we are the most selective firm in the industry. Many of our staffing professionals have backgrounds in accounting and finance, which gives them a thorough understanding of our clients' needs.

Accountemps' reputation in the financial community has led to alliance relationships with leading professional associations, including the American Institute of Certified Public Accountants, American Payroll Association, American Society of Women Accountants, National Association of Credit Management, Credit Institute of Canada, Institute of Management Accountants and National Society of Accountants. Networking with these respected organizations allows us access to valuable industry resources, which we pass along to our clients and candidates.

With our global network of offices and wide range of services, companies rely on Accountemps for qualified temporary professionals with the expertise and skills to meet changing business demands. Backed by 56 years of service excellence, Accountemps remains the industry leader.

For more information about Accountemps, please visit our website at **www.accountemps.com**.

Robert Half Finance & Accounting

Specialized Financial Recruitment



Since 1948, businesses of all sizes and in a broad array of industries have relied on Robert Half Finance & Accounting to assist them with their full-time hiring needs.

Following years of lean staff levels and rising workloads, managers who are now adding personnel are proceeding with caution to avoid making costly hiring mistakes. They need qualified candidates with proven track records of quality performance. As a result, many firms turn to experienced recruiters to help them identify highly skilled accounting and finance professionals.

Since 1948, businesses of all sizes and in a broad array of industries have relied on Robert Half Finance & Accounting to assist them with their full-time hiring needs. Our experienced recruiting managers are experts at locating the right financial professionals for our clients' job requirements. In addition, our professionals can advise companies on local hiring and compensation trends and provide the latest information on issues impacting the accounting and finance fields.

Many businesses have also benefited from our innovative "company-in" process. To reduce the hours and expenses associated with the hiring process, our recruiting managers coordinate a schedule of interviews with select, highly skilled financial professionals who meet with the client at his or her convenience. This often allows the interviews to be conducted in a single day instead of over several days or weeks, which leads to greater focus in assessing candidates and, in numerous cases, to more successful hires.



Our more than half a century of experience in financial recruiting is evidenced by our vast networks and contacts within the accounting and finance fields. We have developed relationships with the premier accounting and finance associations, including the American Institute of Certified Public Accountants, The Institute of Internal Auditors and Institute of Management Accountants, among others.

Working hand in hand with our Accountemps and Robert Half Management Resources business units, Robert Half Finance & Accounting is able to offer additional financial staffing solutions. Together, our specialized financial divisions provide experienced accounting and finance professionals on a full-time, temporary and senior-level project basis. Our focus is on quality, and we stand behind this commitment with a liberal satisfaction guarantee for each professional we place.

We provide our candidates with access to the latest tools to help make their job searches more productive. The professionals we represent can also participate in our complimentary Continuing Professional Education program, with CPE-accredited courses available both online and in classroom formats.

Our support of their professional development doesn't end there: The Robert Half Finance & Accounting Alumni Program provides valuable industry research and information to assist our candidates in advancing their skills and knowledge throughout their careers.

Robert Half Finance & Accounting's combination of industry expertise and experience, our global network of more than 325 offices and our unparalleled dedication to service make us eminently qualified to meet the unique needs of both our clients and candidates.

For more information about Robert Half Finance & Accounting, please visit our website at **www.roberthalf.com**.

Robert Half Management Resources

Project Financial Professionals



Robert Half Management Resources is the world's premier provider of senior-level accounting and finance professionals on a project and interim basis.

Corporate governance and detailed financial reporting are the watchwords in business today, and companies need experienced financial executives who can help them navigate this dynamic landscape. These individuals also must possess the business acumen and strategic vision necessary to drive growth and profitability for firms. Robert Half Management Resources provides a unique service by bringing qualified financial professionals to companies that need multilayered skill sets and specialized expertise.

Robert Half Management Resources is the world's premier provider of senior-level accounting and finance professionals on a project and interim basis. Our qualified consultants have experience in areas such as financial and operations management, systems initiatives, tax compliance, turnaround and bankruptcy, mergers and acquisitions, transitional management, and more. Businesses also frequently tap our vast network of financial professionals to fill interim roles such as chief financial officer, treasurer, controller, senior financial analyst and accounting director. And they come to us for projects involving tax research and strategic planning, enterprise resource planning pre- and post-implementation, audit preparation and post-audit cleanup, and credit management and analysis, among other areas.

Firms call on Robert Half Management Resources for access to the most experienced accounting and finance professionals for their business needs. They remain with us because of our quality service. Our project professionals are typically former financial executives, many of whom possess Big Four experience or industry-specific knowledge that directly benefits our clients. We match their expertise to the



requirements of each engagement, ensuring a qualified professional who brings strategic guidance to senior management faced with critical business challenges.

While many of our financial professionals choose to work on an hourly basis for the career flexibility it affords, selected consultants are employed with us full time. This enables our clients to request on a recurring basis individuals who are already familiar with their company's cyclical accounting processes.

Robert Half Management Resources' account executives bring their own accounting experience to bear as they network throughout their local business communities. Many have backgrounds as CPAs or corporate financial executives, which afford them the opportunity to maintain and cultivate their past business relationships. As former finance professionals, they understand the unique business and accounting challenges corporations must address and are adept at matching the appropriate individual to each engagement.

Building on our unparalleled reputation for the most qualified financial professionals and the highest level of service, Robert Half Management Resources has aligned with respected professional associations to benefit our clients and our project professionals. Our partnerships with Financial Executives International, The Institute of Internal Auditors and American Institute of Certified Public Accountants provide access to industry resources and career services that benefit the businesses and individuals we serve.

For more information about Robert Half Management Resources, please visit our website at **www.rhmr.com**.

Protiviti

Internal Audit & Risk Consulting



We help clients identify, assess and manage operational and technology risks they face within their businesses and throughout their systems and processes.

Businesses worldwide continue to transform critical operations, including financial reporting, accounting and information technology functions, as they strive to comply with new corporate governance standards and build investor confidence. Additionally, more companies are taking proactive steps to identify, assess and manage a multitude of business and technology risks that, if addressed properly, will lead them to greater profitability and success in their industries. Protiviti Inc., a wholly owned subsidiary of Robert Half International, has demonstrated for organizations worldwide that it has the deep competencies and expertise to assist with these and other complex initiatives to drive business growth.

Protiviti also provides a comprehensive suite of internal audit services, technologies and skills to support companies of all sizes with business risk management and internal audit transformation. These solutions are proving to be a valuable asset for New York Stock Exchange companies that must comply with listing standards requiring an internal audit function, as well as for any publicly or privately held business seeking to benefit from improved internal audit practices.

Protiviti is a leading international provider of independent internal audit and business and technology risk consulting services. The firm helps clients address operational and technology risks they face within their businesses and throughout their systems and processes.

Protiviti has become a highly respected expert in assisting organizations with corporate governance initiatives. Over the past year, the firm has worked closely with companies to help them document their disclosure and internal controls over financial reporting and critical process



areas and to recommend improvements in processes and controls, to comply with the Sarbanes-Oxley Act. Throughout 2004, Protiviti will assist companies in testing their controls and processes and achieving full compliance within the deadlines established by the U.S. Securities and Exchange Commission.

Protiviti's primary business solutions include:

Business Risk – Anti-money laundering, capital projects and construction, cost-recovery solutions, credit risk management, commodity risk management, enterprise risk management, forensic accounting, litigation consulting, regulatory compliance, revenue optimization, Sarbanes-Oxley compliance solutions, supply chain risk management and treasury risk management.

Technology Risk – Security and privacy, business continuity, change management, information technology asset management, program management and application effectiveness.

Internal Audit – Full outsourcing, co-sourcing and specialized resource enhancement; start-up and development advice; information technology audit services; internal audit transformation; internal audit quality assurance review; internal audit technology and tool implementation; and audit committee advisory.

Industry Expertise – Protiviti professionals have deep competencies in industries including media, hospitality and communications; consumer products and retail; energy; financial services and real estate; healthcare and life sciences; government, education and nonprofit; and manufacturing, distribution and technology.

Supporting these deep competencies, Protiviti has become recognized internationally for its published thought leadership on issues ranging from corporate governance and regulatory compliance to anti-money laundering and supply chain management. The firm's well-received *Guide to the Sarbanes-Oxley Act* series has established it as a global expert in effective internal audit and risk management practices.

For more information about Protiviti, please visit our website at **www.protiviti.com**.

Robert Half Technology

Information Technology Professionals



As the economy begins to improve, companies are once again looking to technology – as well as the highly skilled professionals who develop, support and manage these systems – to boost their competitive edge.

Over the years, firms have relied on information technology to help reduce costs and improve productivity. As the economy begins to improve, companies are once again looking to technology – as well as the highly skilled professionals who develop, support and manage these systems – to boost their competitive edge. To accommodate variable workloads, many firms are utilizing a mix of full-time and project IT talent. This allows them the flexibility to access the specific skills required and, at the same time, protect the jobs of internal employees.

Robert Half Technology is a leading provider of skilled IT professionals on a project and full-time basis. Our combination of online candidate recruiting activities and personalized service backed by our extensive industry experience enables us to identify and provide the talent our clients need – when they need it most.

To help us attract and retain the most qualified professionals in the technology field, we offer online job search services as well as other career resources. Through our website, our consultants can build their own home pages, select preferences for employment, receive automatic notifications of new positions meeting their criteria, and update personal information in their file, such as their address or skill sets.

Our account executives typically have experience in the IT field, which helps them better evaluate a client's needs. Firms of all sizes have come to rely on our consultants for projects ranging from network design and security to Internet-based applications development and technical support.



Robert Half Technology is also committed to the professional development of our consultants. Through our INFINITY Advanced Technical Training Program℠, we provide them with the resources to continually enhance their technical and professional skills. This includes 24-hour online access to more than 2,000 interactive educational courses ranging from .Net and Linux to business fundamentals and interpersonal skills. Online labs simulating real-world challenges, personal mentoring and preparatory certification exams also are available to our candidates. And through the latest extension of Robert Half Technology's training program, Books24x7, our consultants have instant, complimentary access to more than 5,000 books, articles and research reports on a variety of industry topics.

Robert Half Technology is a leading resource to our clients and consultants on hiring and employment trends. Our annual *Robert Half Technology Salary Guide* provides data on average starting salaries for IT professionals in the United States and Canada. We also track compensation trends in Europe. Our extensive research on workplace-related topics makes Robert Half Technology a frequently cited IT career expert in business and trade publications worldwide. In addition, we maintain relationships with industry associations and user groups, and we have national alliances with the Help Desk Institute and Association of Information Technology Professionals.

Robert Half Technology's international network of skilled IT professionals is ready to help clients carry out a variety of complex technology initiatives and enhance their productivity.

For more information about Robert Half Technology, please visit our website at **www.rht.com**.

OfficeTeam

Specialized Administrative Staffing





OfficeTeam is the leading provider of highly specialized, highly skilled administrative staff on a temporary and temporary-to-full-time basis.

In a constantly changing economic environment, managers seek a greater depth of skills, experience and versatility in new hires, including administrative professionals. Office automation may have streamlined many tasks, but the role of administrative assistants is more complex than ever. Executives and staff now look to their assistants for expert skills in a variety of areas, including software use, Internet research, budget and schedule tracking, project coordination, and business communication.

When hiring administrative staff, firms value specialization. Someone with specific skills and industry experience in a particular role (such as executive assistant for a financial services firm) is often a better match than an individual with general office experience alone. Because administrative professionals have greater visibility in today's office environment, hiring managers are placing more value on each candidate's interpersonal qualities. Professionals who demonstrate flexibility, a positive attitude, accountability, a customer-service mindset and attention to detail are highly marketable.

OfficeTeam is the leading provider of highly specialized, highly skilled administrative staff on a temporary and temporary-to-full-time basis. Through our network of more than 300 offices, we work with client companies of all sizes and in all industries to assist them with their staffing requirements. These firms rely on OfficeTeam professionals for assistance with day-to-day projects and peak workload periods, as we provide immediate access to candidates with excellent technical and interpersonal abilities. We can also advise them on the appropriate mix



of temporary and full-time professionals for their human resources needs.

In addition, companies often evaluate temporary staff for potential full-time positions. In a recent survey commissioned by OfficeTeam and conducted by an independent research firm, 94 percent of executives polled said that hiring someone on a temporary basis is valuable in evaluating that person for a full-time role. Within this group, 68 percent said the top benefit of the arrangement is that it gives the hiring manager time to better assess the candidate's fit for the position.

OfficeTeam's staffing managers typically have backgrounds in office administration, human resources and technology. Their solid recruiting expertise, industry knowledge and extensive business contacts in the local community enable them to make precise matches between job candidates and client companies, and serve as a resource throughout the job search and hiring processes. OfficeTeam offers a generous client satisfaction guarantee with every temporary placement.

Our reputation for quality and service are reinforced by our exclusive endorsement from the International Association of Administrative Professionals, the leading organization for administrative support staff. OfficeTeam is proud to be the exclusive staffing firm of the National Association for Female Executives as well as the official career advisor to the American Business Women's Association. In addition, we are *the only administrative staffing firm in the world* that has a partnership with the Microsoft Office Specialist program to prepare and certify our professionals in Microsoft Word.

OfficeTeam provides a variety of tools to assist our temporary employees in building their skills. This, in turn, ensures that our clients have access to the most qualified professionals for their assignments. Our online software program features more than 2,000 training courses from SkillSoft that candidates can access at any time and take at their own pace. Our professionals also benefit from using the OfficeTeam website, which enables them to create customized job searches, register for e-mail notification of potential assignments, check payroll status and review benefits information. The site is updated regularly with resources to help them manage their careers.

Firms will continue to look to administrative staff to help them build productivity and capitalize on opportunities for growth. They will rely on OfficeTeam for highly skilled professionals who possess the initiative and versatility to adapt to a constantly changing work environment.

For more information about OfficeTeam, please visit our website at **www.officeteam.com**.

Robert Half Legal

Specialized Legal Staffing



Operating in major markets throughout North America, Robert Half Legal specializes in placing attorneys, paralegals and legal support professionals on a project and full-time basis with law firms and corporate legal departments.

With rising caseloads, increased client demands and restricted budgets, law firms today must often accomplish more with fewer resources. Similarly, corporate legal departments are focusing on being more cost-efficient by bringing in-house many projects that had been previously outsourced.

When human resources are limited, the contributions of every employee become critical. Even one poor hiring decision can disrupt workflow and negatively impact morale and motivation. For this reason, managing partners and legal administrators across the United States and Canada are turning to Robert Half Legal to help them locate the most qualified talent available. The result is enhanced productivity, greater cost efficiencies and the ability to manage a higher volume of cases.

Operating in major markets throughout North America, Robert Half Legal specializes in placing attorneys, paralegals and legal support professionals on a project and full-time basis with law firms and corporate legal departments. We provide project teams for a wide range of initiatives, including litigation support and discovery.

Robert Half Legal is ideally positioned to address the needs of its clients. Our account executives typically possess extensive legal industry experience. As former attorneys, paralegals and administrators, they have firsthand knowledge of the intricacies of working in the legal field. Consequently, they understand how law firms and corporate legal departments can supplement the efforts of full-time staff with the strategic use of project professionals to increase production while controlling costs.



Our account executives benefit from access to Robert Half Legal's comprehensive candidate database as well as our expansive recruitment and referral network. This enables us to provide clients with the most highly qualified legal professionals for project assignments and full-time positions.

As a leader in specialized legal staffing, Robert Half Legal maintains national alliances, endorsements and agreements with respected industry organizations, including the Association of Corporate Counsel, Association of Legal Administrators and American Lawyer Media. We also have exclusive relationships with many of North America's premier legal organizations and software partners, such as Microsoft Office and Summation Legal Technologies.

Robert Half Legal is a respected resource on staffing and management developments taking place in the legal industry. We regularly conduct extensive research and surveys of attorneys employed with the largest corporations and law firms in North America to remain current on workplace topics and share this timely information with clients, candidates and the media. An example of this is Robert Half Legal's annual salary guide, which contains a detailed analysis of hiring and compensation trends in the legal field, including salary ranges classified by firm size and candidate experience level. In addition, our annual Future Law Office project gives client companies and legal professionals insight into global legal trends that are shaping their offices and careers. (The project and the results of our research may be viewed at **www.futurelawoffice.com**.)

As law firms and corporate legal departments assess their human resources needs, they increasingly will adopt a more strategic approach to staffing key cases and projects. With our experienced account executives and extensive database of highly qualified candidates, Robert Half Legal will continue to be regarded as an invaluable asset by businesses that are focused on building productivity and profitability.

For more information about Robert Half Legal, please visit our website at **www.roberthalflegal.com**.

The Creative Group

Marketing & Advertising Professionals



When seeking freelance talent to supplement their core creative, marketing and advertising teams, companies throughout North America turn to The Creative Group.

Building brand awareness and company visibility in an increasingly competitive marketplace is a primary focus for most businesses. With an expanding number of marketing vehicles available, companies depend on skilled creative and communications professionals to identify the most strategic methods for reaching target audiences. Tapping the expertise of freelance professionals enables businesses to more efficiently capitalize on emerging marketing trends and technologies. By using consultants, companies are able to immediately access the specialized skills needed to meet short- and long-term objectives. Freelancers also can transfer their knowledge to in-house creative and communications staff members, helping organizations develop their talent base.

When seeking freelance talent to supplement their core teams, companies throughout North America turn to The Creative Group. The Creative Group specializes in placing creative, advertising, marketing and web professionals on a project basis with a wide variety of firms, including advertising and public relations agencies, Fortune 500 companies and small to midsize businesses. Our consultants work with companies across all industries on major advertising and marketing initiatives, including branding campaigns, product launches and e-business development.

Account managers with The Creative Group typically have prior experience working within the creative and communications fields. As a result, they understand our clients' unique staffing requirements. Their industry backgrounds enable them to identify professionals who possess the exact skill sets needed for a given project. TalentMatch®, our proprietary evaluation process, further allows our account managers to accu-



rately assess individual talents and match them with suitable projects. In addition, The Creative Group works with leading software companies such as Macromedia and Microsoft to develop specialized testing and provide access to professional certifications. In fact, we place freelancers skilled in a range of software applications, including QuarkXPress, Photoshop, Illustrator, Flash, InDesign, DreamWeaver, Director, 3D Studio Max, PowerPoint and Maya.

Our official career alliances with the American Marketing Association, HOW magazine, The One Club and The Webby Awards enhance our ability to recruit the best talent and reinforce our commitment to the profession. The Creative Group also is a frequently cited source of career and management information, appearing regularly in publications such as *GraphicDesign:usa* and presenting at major design conferences. In addition, The Creative Group conducts extensive research and nationwide surveys of advertising and marketing executives to identify industry trends as they develop.

As companies strive to differentiate themselves, they will continue to rely on The Creative Group when seeking talented professionals who can create compelling advertising and marketing campaigns. With our industry-experienced staff, offices in major markets throughout North America and web-based recruiting tools, The Creative Group is uniquely qualified to meet all of our clients' needs.

For more information about The Creative Group, please visit our website at **www.creativegroup.com**.

The Leading Resource



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Motivating Employees
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Throughout our 56-year history in the staffing industry, Robert Half International Inc. (RHI) has built a reputation as the leading resource for employment and management trends and advice. Each year, our firm conducts targeted research to produce articles, booklets and other informational tools that assist candidates in their job searches and advise managers in their hiring decisions.

RHI's annual salary guides are highly regarded by companies of all sizes, which rely on the compensation data and industry trend reports to prepare yearly budgets and business plans. Educational institutions and government agencies also turn to this resource when researching hiring and management issues.

Our industry-specific white papers provide professionals in a variety of fields with in-depth analyses of technical topics impacting their companies and careers. Other publications include booklets such as *How to Hire Smart, How to Keep Your Best People, 30 Ways to Maximize Employee Productivity* and *How to Check References When References are Hard to Check.*

Our subsidiary, Protiviti, has established itself as a trusted authority on issues of corporate governance, internal audit, and business and technology risk consulting. Many organizations, including Fortune 500 firms, find value in Protiviti's comprehensive materials, such as the well-regarded informational guides to the Sarbanes-Oxley Act of 2002.

RHI's chairman and CEO, Max Messmer, is one of the industry's leading authorities on career and workplace issues. He is a widely published author whose books include *Motivating Employees For Dummies, Managing Your Career For Dummies, Job Hunting For Dummies* (2nd Edition), *Human Resources Kit For Dummies, The Fast Forward MBA in Hiring* (all published by John Wiley & Sons, Inc.) and *Staffing Europe* (Acropolis). Scripps-Howard News Service nationally syndicates Messmer's popular Resumania® column, which uses humorous resume gaffes to instruct candidates on effective job search techniques.

RHI's reputation as an expert resource on hiring and employment is further enhanced by the longstanding business relationships we have formed with well-respected professional associations in each of our areas of specialization.

We also have collaborated with major software publishers to develop exclusive skills tests to ensure we are providing companies with only the most qualified temporary and consulting professionals.

All of these efforts help to ensure that our clients and candidates receive the highest quality service and the most respected informational tools available. For an overview of the many career and employment resources we provide, please visit our website at **www.rhi.com**.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain information contained in Management's Discussion and Analysis and in other parts of this report may be deemed forward-looking statements regarding events and financial trends that may affect the Company's future operating results or financial positions. These statements may be identified by words such as "estimate", "forecast", "project", "plan", "intend", "believe", "expect", "anticipate", or variations or negatives thereof or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. These risks and uncertainties include, but are not limited to, the following: changes in levels of unemployment and other economic conditions in the United States or foreign countries where the Company does business, or in particular regions or industries; reduction in the supply of qualified candidates for temporary employment or the Company's ability to attract qualified candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for the Company's services, on the Company's ability to maintain its profit margins; the possibility of the Company incurring liability for its activities, including the activities of its temporary employees or for events impacting its temporary employees on clients' premises; the success of the Company in attracting, training and retaining qualified management personnel and other staff employees; and whether governments will impose additional regulations or licensing requirements on personnel services businesses in particular or on employer/employee relationships in general. With respect to Protiviti, other risks and uncertainties include the fact that future success will depend on its ability to retain employees and attract clients; significant costs and diversion of management time could be incurred in integrating key personnel into Protiviti; there can be no assurance that there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; failure of Protiviti to produce projected revenues could adversely affect financial results; and the Company could become involved in litigation relating to prior or current transactions or activities. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results.

Critical Accounting Policies

As described below, the Company's most critical accounting policies are those that involve subjective decisions, assessments or estimates.

Accounts Receivable Allowances. The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Estimates used in determining the accounts receivable allowances were based on current trends and historical loss statistics. Actual results may differ from these estimates, which may materially affect the Company's future financial results.

Income Tax Assets and Liabilities. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. The Company records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions. While management believes that its judgments and interpretations regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the future financial results of the Company.

Employee Retirement Plans. The determination of the Company's obligations for certain employee retirement plans is dependent upon various assumptions, including, among others, discount rates and service periods. Management believes its assumptions are appropriate, however significant differences in actual experience or significant changes in assumptions may materially affect the Company's future financial results.

Goodwill Impairment. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), the Company assesses the impairment of goodwill and identifiable intangible assets annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. This assessment is based upon a discounted cash flow analysis. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by management. The Company's estimates of discounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to its business model or changes in its operating performance. Significant differences between these estimates and actual cash flow could materially affect the future financial results of the Company. The Company completed its annual goodwill impairment test during the year ended December 31, 2003 and determined that no adjustment to the carrying value of goodwill was required.

Workers' Compensation. The Company self-insures or retains a portion of the exposure for losses related to workers' compensation. The Company has established reserves for workers' compensation claims based on historical loss statistics and periodic independent actuarial valuations. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future financial results.

Stock Option Plans. The Company has a long history of issuing stock options to employees and directors as an integral part of its compensation programs. Accounting principles generally accepted in the United States of America allow alternative methods of accounting for these plans. The Company has chosen to account for its stock option plans under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). Under APB 25, the intrinsic value of the options is used to record compensation expense and, as a result, no compensation expense related to stock options is included in determining net income and net income per share in the Consolidated Financial Statements. As required by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosures*, calculations of pro forma net income (loss) and net income (loss) per share, computed in accordance with the method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation*, are set forth in Note A to the Consolidated Financial Statements.

Results of Operations for the Three Years Ended December 31, 2003

Temporary and consultant staffing services revenues were $1.7 billion, $1.8 billion and $2.3 billion for the years ended December 31, 2003, 2002 and 2001, respectively, decreasing by 1% and 22% during 2003 and 2002, respectively. Permanent placement revenues were $95 million, $100 million and $189 million for the years ended December 31, 2003, 2002 and 2001, respectively, decreasing by 5% and 47% in 2003 and 2002, respectively. Staffing services revenue results for the year ended December 31, 2003 were adversely impacted by weak labor markets and soft general economic conditions, particularly in the United States. Risk consulting and internal audit services revenues were $133 million for the year ended December 31, 2003. This compares to $42 million for the period May 24, 2002 (inception) to December 31, 2002. The 2003 increase in risk consulting and internal audit services revenues is primarily due to increased brand acceptance in the marketplace and expanding demand for alternatives to the "big four" accounting firms in providing risk consulting services. We expect total Company revenues to continue to be impacted by general macroeconomic conditions in 2004.

The Company's temporary and permanent staffing services business has more than 325 offices in 43 states, the District of Columbia and ten foreign countries, while Protiviti has more than 30 offices in 20 states and six foreign countries. Revenues from domestic operations represented 82%, 83% and 85% of revenues for the years ended December 31, 2003, 2002 and 2001, respectively. Revenues from foreign operations represented 18%, 17% and 15% of revenues for the years ended December 31, 2003, 2002 and 2001, respectively.

Gross margin dollars from the Company's temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees. Gross margin dollars from permanent placement staffing services are equal to revenues, as there are no direct costs associated with such revenues. Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company's temporary and consultant staffing services were $610 million, $628 million and $828 million for the years ended December 31, 2003, 2002 and 2001, respectively, decreasing by 3% and 24% in 2003 and 2002, respectively. Gross margin amounts equaled 35%, 36% and 37% of revenues for temporary and consultant staffing services for the years ended December 31, 2003, 2002 and 2001, respectively. The lower 2003 temporary and consulting gross margin percentage is primarily the result of higher workers' compensation and state unemployment costs. Gross margin dollars for the Company's permanent placement staffing division were $95 million, $100 million and $189 million for the years ended December 31, 2003, 2002 and 2001, respectively, decreasing by 5% and 47% in 2003 and 2002, respectively. Gross margin dollars for the Company's risk consulting and internal audit division were $22 million for the year ended December 31, 2003. This compares to negative $13 million for the period May 24, 2002 (inception) to December 31, 2002. The 2003 improvement in risk consulting and internal audit services gross margin dollars is primarily the result of higher revenues and improved staff utilization.

Selling, general and administrative expenses were $707 million in 2003, compared to $710 million in 2002 and $823 million in 2001. Selling, general and administrative expenses as a percentage of revenues were 36%, 37% and 34% for the years ended December 31, 2003, 2002 and 2001, respectively. Selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs. The lower 2003 selling, general and administrative expense percentage resulted primarily from leveraging fixed operating costs.

For acquisitions, the Company allocates the excess of cost over the fair market value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. The Company adopted SFAS 142 on January 1, 2002, resulting in the discontinuance of the amortization of goodwill that was being amortized over 40 years. The methods used for evaluating and measuring impairment of certain intangible assets have changed in accordance with the provisions of SFAS 142. The Company completed its annual goodwill impairment test during the year ended December 31, 2003 and determined that no adjustment to the carrying value of goodwill was required. Net intangible assets, consisting primarily of goodwill, represented 17% of total assets and 21% of total stockholders' equity at December 31, 2003.

Interest income for the years ended December 31, 2003, 2002 and 2001 was $3.4 million, $5.5 million and $9.3 million, respectively, while interest expense for the years ended December 31, 2003, 2002 and 2001 was $0.8 million, $0.9 million and $0.8 million, respectively. Lower average cash balances in 2003 and lower interest rates during the year yielded lower interest income.

The provision for income taxes was 45% of income before taxes for the year ended December 31, 2003 and 38% of income before taxes for each of the years ended December 31, 2002, and 2001. The increase in 2003 is due primarily to losses in certain states and international locations where corresponding tax benefits are not being recognized.

Liquidity and Capital Resources

The change in the Company's liquidity during the past three years is the net effect of funds generated by operations and the funds used for capital expenditures, the purchase of intangible assets, repurchases of common stock, and principal payments on outstanding notes payable. As of December 31, 2003, the Company has authorized the repurchase, from time to time, of up to 9.6 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the year ended December 31, 2003, the Company repurchased approximately 1.6 million shares of common stock on the open market for a total cost of $24.6 million. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable withholding taxes. During the year ended December 31, 2003, such repurchases totaled approximately 0.5 million shares at a cost of $7.8 million. Repurchases of securities have been funded with cash generated from operations. For the year ended December 31, 2003, the Company generated $123.9 million from operations, used $56.2 million in investing activities and used $8.1 million in financing activities. This is further enumerated in the Consolidated Statements of Cash Flows.

The Company's working capital at December 31, 2003, included $377 million in cash and cash equivalents. The Company's working capital requirements consist primarily of the financing of accounts receivable. While there can be no assurances in this regard, the Company expects that internally generated cash will be sufficient to support the working capital needs of the Company, the Company's fixed payments, and other obligations on both a short- and long-term basis. In connection with the formation of Protiviti, the Company became the guarantor of certain former Andersen partners' capital notes, which totaled approximately $3.0 million at December 31, 2003.

The Company's cash flows generated from operations are also the primary source for funding various contractual obligations. The table below summarizes the Company's major commitments as of December 31, 2003 (in thousands):

	Payments due by period				
Contractual Obligations	*2004*	*2005 to 2006*	*2007 to 2008*	*Thereafter*	*Total*
Long-term debt obligations	$ 71	$ 160	$ 186	$ 1,997	$ 2,414
Operating lease obligations	62,539	104,106	65,782	62,949	295,376
Purchase obligations	5,391	4,705	–	–	10,096
Total	$ 68,001	$ 108,971	$ 65,968	$ 64,946	$ 307,886

Long-term debt obligations consist of promissory notes as well as other forms of indebtedness issued in connection with certain acquisitions and other payment obligations. Operating lease obligations consist of minimum rental commitments for 2004 and thereafter under non-cancelable leases in effect at December 31, 2003. Purchase obligations consist of purchase commitments primarily related to software licenses and subscriptions and computer hardware and software maintenance agreements.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to the impact of foreign currency fluctuations. The Company's exposure to foreign currency exchange rates relates primarily to the Company's foreign subsidiaries. Exchange rates impact the U.S. dollar value of the Company's reported earnings, investments in its foreign subsidiaries, and the intercompany transactions with its foreign subsidiaries.

For 2003, approximately 18% of the Company's revenues were generated outside of the United States. These operations transact business in their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. dollar have an impact on the Company's reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rates prevailing during the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of the Company's non-U.S. markets, the Company's reported results vary.

Fluctuations in currency exchange rates impact the U.S. dollar amount of the Company's stockholders' equity. The assets and liabilities of the Company's non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive income (loss).

Consolidated Statements of Financial Position

(in thousands, except share amounts)

December 31,	*2003*	*2002*
Assets:		
Cash and cash equivalents	$ 376,523	$ 316,927
Accounts receivable, less allowances of $13,608 and $12,578	242,348	225,721
Deferred income taxes and other current assets	79,748	102,849
Total current assets	698,619	645,497
Goodwill and other intangible assets, net	162,508	161,912
Property and equipment, net	113,119	130,587
Deferred and other income taxes	5,657	—
Total assets	$ 979,903	$ 937,996
Liabilities:		
Accounts payable and accrued expenses	$ 45,094	$ 50,132
Accrued payroll costs and retirement obligations	143,734	136,342
Current portion of notes payable and other indebtedness	71	66
Total current liabilities	188,899	186,540
Notes payable and other indebtedness, less current portion	2,343	2,414
Deferred income taxes and other liabilities	—	4,076
Total liabilities	191,242	193,030
Commitments and Contingencies (Note I)		
Stockholders' Equity:		
Common stock, $.001 par value authorized 260,000,000 shares; issued and outstanding 171,775,743 and 170,909,002 shares	172	171
Capital surplus	595,051	543,457
Deferred compensation	(47,408)	(46,311)
Accumulated other comprehensive income	20,018	846
Retained earnings	220,828	246,803
Total stockholders' equity	788,661	744,966
Total liabilities and stockholders' equity	$ 979,903	$ 937,996

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Operations

(in thousands, except per share amounts)

Years Ended December 31,	*2003*	*2002*	*2001*
Net service revenues	$ 1,974,991	$ 1,904,951	$ 2,452,850
Direct costs of services, consisting of payroll, payroll taxes and insurance costs for temporary and risk consulting employees	1,248,253	1,190,216	1,436,272
Gross margin	726,738	714,735	1,016,578
Selling, general and administrative expenses	707,349	709,542	823,478
Amortization of intangible assets	10,277	6,281	5,335
Interest income, net	(2,603)	(4,585)	(8,519)
Income before income taxes	11,715	3,497	196,284
Provision for income taxes	5,325	1,329	75,177
Net Income	$ 6,390	$ 2,168	$ 121,107
Basic Net Income Per Share	$ .04	$ .01	$ .69
Diluted Net Income Per Share	$ .04	$ .01	$ .67

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands)

Years Ended December 31,	*2003*	*2002*	*2001*
Common Stock—Shares:			
Balance at beginning of period	170,909	174,929	176,050
Issuances of restricted stock	901	725	822
Repurchases of common stock	(2,054)	(7,431)	(5,057)
Exercises of stock options	2,020	2,686	3,114
Balance at end of period	171,776	170,909	174,929
Common Stock—Par Value:			
Balance at beginning of period	$ 171	$ 175	$ 176
Issuances of restricted stock	1	1	1
Repurchases of common stock	(2)	(8)	(5)
Exercises of stock options	2	3	3
Balance at end of period	$ 172	$ 171	$ 175
Capital Surplus:			
Balance at beginning of period	$ 543,457	$ 487,083	$ 406,471
Issuances of restricted stock—excess over par value	25,008	5,957	22,727
Exercises of stock options—excess over par value	25,257	39,300	36,331
Tax impact of equity incentive plans	1,329	11,117	21,554
Balance at end of period	$ 595,051	$ 543,457	$ 487,083
Deferred Compensation:			
Balance at beginning of period	$ (46,311)	$ (64,792)	$ (72,870)
Issuances of restricted stock	(25,009)	(5,958)	(22,728)
Amortization of deferred compensation	23,912	24,439	30,806
Balance at end of period	$ (47,408)	$ (46,311)	$ (64,792)
Accumulated Other Comprehensive Income (Loss):			
Balance at beginning of period	$ 846	$ (8,025)	$ (4,192)
Translation adjustments	19,172	8,871	(3,833)
Balance at end of period	$ 20,018	$ 846	$ (8,025)
Retained Earnings:			
Balance at beginning of period	$ 246,803	$ 391,255	$ 388,954
Repurchases of common stock—excess over par value	(32,365)	(146,620)	(118,806)
Net income	6,390	2,168	121,107
Balance at end of period	$ 220,828	$ 246,803	$ 391,255
Comprehensive Income:			
Net income	$ 6,390	$ 2,168	$ 121,107
Translation adjustments	19,172	8,871	(3,833)
Total comprehensive income	$ 25,562	$ 11,039	$ 117,274

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Years Ended December 31,	2003	2002	2001
Cash Flows from Operating Activities:			
Net income	$ 6,390	$ 2,168	$ 121,107
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	10,277	6,281	5,335
Depreciation expense	55,627	66,027	67,781
Provision (benefit) for deferred income taxes	(5,019)	567	(11,419)
Tax impact of equity incentive plans	1,329	11,117	21,554
Changes in assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in accounts receivable	(16,172)	48,262	117,483
Increase (decrease) in accounts payable, accrued expenses and accrued payroll costs	10,197	18,377	(58,018)
Decrease in income taxes payable	—	—	(2,619)
Change in other assets, net of change in other liabilities, including 2003 and 2002 deferred compensation amortization of $23,912 and $24,439, respectively	61,250	12,788	14,626
Net cash flows provided by operating activities	123,879	165,587	275,830
Cash Flows from Investing Activities:			
Purchase of goodwill and other intangible assets and other assets	(18,123)	(19,228)	—
Capital expenditures	(36,492)	(48,300)	(84,695)
Deposits to trusts for employee benefits and retirement plans	(1,531)	(21,336)	—
Net cash flows used in investing activities	(56,146)	(88,864)	(84,695)
Cash Flows from Financing Activities:			
Repurchases of common stock	(33,330)	(145,665)	(118,811)
Principal payments on notes payable and other indebtedness	(66)	(202)	(1,082)
Proceeds from exercises of stock options	25,259	39,303	36,334
Net cash flows used in financing activities	(8,137)	(106,564)	(83,559)
Net increase (decrease) in cash and cash equivalents	59,596	(29,841)	107,576
Cash and cash equivalents at beginning of period	316,927	346,768	239,192
Cash and cash equivalents at end of period	$ 376,523	$ 316,927	$ 346,768
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 435	$ 308	$ 322
Income taxes, net of refunds	$ (15,537)	$ 8,803	$ 71,274
Purchase of goodwill and other intangible assets and other assets:			
Assets acquired			
Goodwill and other intangible assets	$ 17,594	$ 17,926	$ —
Other	539	1,490	—
Liabilities incurred			
Other	(10)	(188)	—
Cash paid, net of cash acquired	$ 18,123	$ 19,228	$ —
Non-cash items:			
Stock repurchases awaiting settlement	$ —	$ 963	$ —

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Note A — Summary of Significant Accounting Policies

Nature of Operations. Robert Half International Inc. (the "Company") provides specialized staffing and risk consulting services through such divisions as *Accountemps®*, *Robert Half® Finance & Accounting*, *OfficeTeam®*, *Robert Half® Technology*, *Robert Half® Management Resources*, *Robert Half® Legal*, *The Creative Group®*, and *Protiviti®*. The Company, through its *Accountemps*, *Robert Half Finance & Accounting*, and *Robert Half Management Resources* divisions, is the world's largest specialized provider of temporary, full-time, and project professionals in the fields of accounting and finance. *OfficeTeam* specializes in highly skilled temporary administrative support personnel. *Robert Half Technology* provides information technology professionals. *Robert Half Legal* (formerly *The Affiliates®*) provides temporary, project, and full-time staffing of attorneys and specialized support personnel within law firms and corporate legal departments. *The Creative Group* provides project staffing in the advertising, marketing, and web design fields. *Protiviti* began operations on May 24, 2002, and provides business and technology risk consulting and internal audit services. *Protiviti*, which primarily employs risk consulting and internal audit professionals formerly associated with major accounting firms, is a wholly-owned subsidiary of the Company. Revenues are predominantly derived from specialized staffing services. The Company operates in the United States, Canada, Europe, Asia, Australia and New Zealand. The Company is a Delaware corporation.

Basis of Presentation. The Consolidated Financial Statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and results of operations for the periods presented have been included.

Principles of Consolidation. The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances have been eliminated. Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of December 31, 2003, such estimates included allowances for uncollectible accounts receivable, workers' compensation losses, income and other taxes, and certain employee retirement plans.

Revenue Recognition. The Company derives its revenues from three segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. Net service revenues as presented on the Consolidated Statements of Operations represent services rendered to customers less sales adjustments and allowances. The Company records revenue gross as a principal versus net as an agent in the presentation of revenues and expenses. The Company has concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified employees, (ii) has the discretion to select the employees and establish their price and duties and (iii) bears the risk for services that are not fully paid for by customers.

Temporary and consultant staffing revenues—Temporary and consultant staffing revenues are recognized when the services are rendered by the Company's temporary employees. Temporary employees placed by the Company are the Company's legal employees while they are working on assignments. The Company pays all related costs of employment, including workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. The Company assumes the risk of acceptability of its employees to its customers.

Permanent placement staffing revenues—Permanent placement staffing revenues are recognized when employment candidates accept offers of permanent employment. The Company has a substantial history of estimating the effect of permanent placement candidates who do not remain with its clients through the 90-day guarantee period. Allowances are established to estimate these losses. Fees to clients are generally calculated as a percentage of the new employee's annual compensation. No fees for permanent placement services are charged to employment candidates.

Risk consulting and internal audit revenues—Risk consulting and internal audit services are generally provided on a time-and-material basis or fixed-fee basis. Revenues earned under time-and-material arrangements are recognized as services are provided. Revenues on fixed-fee arrangements are recognized using a proportional performance method as hours are incurred relative to total estimated hours for the engagement. The Company periodically evaluates the need to provide for any losses on these projects, and losses are recognized when it is probable that a loss will be incurred. Reimbursements, including those relating to travel and out-of-pocket expenses, are included in risk consulting and internal audit service revenues, and equivalent amounts of reimbursable expenses are included in direct costs of services.

Costs of Services. Direct costs of staffing services consist of payroll, payroll taxes and insurance costs for the Company's temporary employees. There are no direct costs associated with permanent placement staffing services. Risk consulting and internal audit costs of services include professional staff payroll, payroll taxes and insurance costs, as well as reimbursable expenses.

Advertising Costs. The Company expenses all advertising costs as incurred.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less as cash equivalents.

Intangible Assets. Intangible assets primarily consist of the cost of acquired companies in excess of the fair market value of their net tangible assets at the date of acquisition. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), on January 1, 2002. Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. The methods used for evaluating and measuring impairment of certain intangible assets have changed in accordance with the provisions of SFAS 142. The Company completed its annual goodwill impairment test during the year ended December 31, 2003 and determined that no adjustment to the carrying value of goodwill was required.

Income Tax Assets and Liabilities. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. The Company records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

Foreign Currency Translation. The results of operations of the Company's foreign subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the

Company's foreign subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive income within Stockholders' Equity. Gains and losses resulting from foreign currency transactions are included in the Consolidated Statements of Operations, and have not been material for all periods presented.

Stock Option Plans. The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). Under APB 25, the intrinsic value of the options is used to record compensation expense and, as a result, no compensation expense related to stock options is included in determining net income and net income per share in the Consolidated Financial Statements. Had compensation expense for the stock options granted been based on the estimated fair value at the award dates, as prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), the Company's pro forma net income (loss) and net income (loss) per share would have been as follows (in thousands, except per share amounts):

Years Ended December 31,	*2003*	*2002*	*2001*
Net Income (Loss)			
As reported	$ 6,390	$ 2,168	$ 121,107
Stock-based employee compensation expense, net of income tax effects	24,776	32,335	29,977
Pro forma	$ (18,386)	$ (30,167)	$ 91,130
Net Income (Loss) Per Share			
Basic			
As reported	$ .04	$ .01	$ .69
Pro forma	$ (.11)	$ (.17)	$ .52
Diluted			
As reported	$ .04	$ .01	$ .67
Pro forma	$ (.11)	$ (.17)	$ .51

The fair value of each option is estimated, as of the grant date, using the Black-Scholes option pricing model with the following assumptions used for grants in 2003, 2002 and 2001: no dividend yield for any year; expected volatility of 48% to 60%; risk-free interest rates of 2.1% to 6.8%; and expected lives of 1.5 to 6.0 years.

Property and Equipment. Property and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the following useful lives:

Computer hardware	3 years
Computer software	2 to 5 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease, 5 years maximum

Internal-use Software. The Company capitalizes direct costs incurred in the development of internal-use software. Amounts capitalized are reported as a component of computer software within property and equipment. The Company capitalized approximately $10.8 million of internal-use software development costs for the year ended December 31, 2003.

Note B — New Accounting Pronouncements

In May 2003, the Emerging Issues Task Force ("EITF") finalized EITF 00-21, *Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). EITF 00-21 addresses the accounting for multiple element revenue arrangements, which involve more than one deliverable or unit of accounting in circumstances where the delivery of those units takes place in different accounting periods. EITF 00-21 requires disclosures of the accounting policy for revenue recognition of multiple element revenue arrangements and the nature and description of such arrangements. The accounting and reporting requirements are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 does not have a significant impact on the Company's financial statements.

In December 2003, the Financial Accounting Standards Board issued SFAS No. 132 (Revised), *Employer's Disclosure About Pensions and Other Postretirement Benefits* ("Revised SFAS 132"). Revised SFAS 132 retains disclosure requirements in original SFAS 132 and requires additional disclosures relating to assets, obligations, cash flows and net periodic benefit cost. Revised SFAS 132 is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The Company currently does not have any broad-based pension or postretirement benefit plans which require disclosure. Accordingly, the adoption of Revised SFAS 132 does not have a significant impact on the Company's financial statements.

Note C — Deferred Income Taxes and Other Current Assets

Deferred income taxes and other current assets consisted of the following (in thousands):

December 31,	*2003*	*2002*
Deferred income taxes	$ 27,102	$ 28,893
Deposits in trusts for employee benefits and retirement plans	31,238	29,707
Income taxes receivable	4,048	24,094
Other	17,360	20,155
	$ 79,748	$ 102,849

Note D — Goodwill and Other Intangible Assets, Net

The following table sets forth the activity in goodwill and other intangible assets from December 31, 2001 through December 31, 2003 (in thousands):

	Goodwill	*Other Intangible Assets*	*Total*
Balance as of December 31, 2001	$ 141,492	$ 19,140	$ 160,632
Purchase of intangible assets	1,625	16,301	17,926
Translation adjustments	848	—	848
Decrease in unamortized retirement costs	—	(11,213)	(11,213)
	143,965	24,228	168,193
Amortization of intangible assets	—	(6,281)	(6,281)
Balance as of December 31, 2002	143,965	17,947	161,912
Purchase of intangible assets	16,616	978	17,594
Translation adjustments	1,382	—	1,382
Decrease in unamortized retirement costs	—	(8,103)	(8,103)
	161,963	10,822	172,785
Amortization of intangible assets	—	(10,277)	(10,277)
Balance as of December 31, 2003	$ 161,963	$ 545	$ 162,508

In 2002, the Company completed its arrangement to hire professionals formerly associated with the internal audit and business and technology risk consulting practice of Arthur Andersen LLP. These professionals formed the base of *Protiviti*. The Company paid $16.1 million, including transaction costs, to secure the release of *Protiviti* employees from their covenants not to compete or solicit. Subsequently, the Company made additional risk consulting business acquisitions of $3.1 million and recorded intangible assets of $2.6 million as a result. Substantially all of these intangible assets were fully amortized at December 31, 2003.

In 2003, the Company completed the acquisition of its last two independent Robert Half franchises with offices in New Orleans, Louisiana; Overland Park, Kansas; and Kansas City, Missouri. The Company paid approximately $17.6 million for the purchase of intangibles and other assets, including goodwill of $16.6 million and amortizable intangible assets of approximately $1.0 million that are being amortized over 2 to 4 years. The estimated remaining amortization expense is $0.3 million for 2004, and $0.4 million thereafter.

The Company completed its annual goodwill impairment test during the year ended December 31, 2003, and determined that no adjustment to the carrying value of goodwill was required. The Company will perform annual assessments for impairment, applying a discounted cash flow-based test to its reportable units, which are its various lines of business.

The Company adopted SFAS 142 on January 1, 2002, resulting in the discontinuance of the amortization of goodwill that was being amortized over 40 years. Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Had goodwill not been amortized in the year ended December 31, 2001, the Company's pro forma net income and net income per share would have been as follows (in thousands, except per share amounts):

Years Ended December 31,	*2003*	*2002*	*2001*
Net Income			
As reported	$ 6,390	$ 2,168	$ 121,107
Goodwill amortization, net of income tax effects	—	—	3,308
Pro forma	$ 6,390	$ 2,168	$ 124,415
Net Income Per Share			
Basic			
As reported	$ .04	$ .01	$ .69
Goodwill amortization	—	—	.02
Pro forma	$ .04	$ .01	$ .71
Diluted			
As reported	$ .04	$ .01	$ .67
Goodwill amortization	—	—	.02
Pro forma	$ .04	$ .01	$ .69

Note E — Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

December 31,	*2003*	*2002*
Furniture and equipment	$ 96,754	$ 87,154
Computer hardware	96,425	88,724
Computer software	155,523	137,182
Leasehold improvements	61,294	56,851
Other	10,648	11,027
Property and equipment, cost	420,644	380,938
Accumulated depreciation	(307,525)	(250,351)
Property and equipment, net	$ 113,119	$ 130,587

Note F — Accrued Payroll Costs and Retirement Obligations

Accrued payroll costs and retirement obligations consisted of the following (in thousands):

December 31,	*2003*	*2002*
Payroll and bonuses	$ 69,586	$ 67,821
Employee benefits and retirement obligations	44,105	48,198
Workers' compensation	15,090	12,206
Payroll taxes	14,953	8,117
	$ 143,734	$ 136,342

Included in employee benefits and retirement obligations is $36 million at December 31, 2003 and $42 million at December 31, 2002 related to a defined benefit retirement agreement for the Company's key executive. The amount of this obligation has been calculated in accordance with the current provisions of the employee's retirement agreement, which was initially entered into in 1985. The key assumptions used in this calculation include: expected retirement age, mortality, expected post retirement Consumer Price Index increases of 3.1% and 3.4%, and discount rates of 4.7% and 5.3% at December 31, 2003 and 2002, respectively.

Note G — Notes Payable and Other Indebtedness

The Company issued promissory notes as well as other forms of indebtedness in connection with certain acquisitions and other payment obligations. These are due in varying installments, carry varying interest rates and, in aggregate, amounted to $2.4 million at December 31, 2003 and $2.5 million at December 31, 2002. At December 31, 2003, $2.2 million of the notes were collateralized by a standby letter of credit. The following table shows the schedule of maturities for notes payable and other indebtedness at December 31, 2003 (in thousands):

2004	$ 71
2005	77
2006	83
2007	89
2008	97
Thereafter	1,997
	$ 2,414

At December 31, 2003, the notes carried fixed rates and the weighted average interest rate for the above was approximately 8.6%, 8.5% and 8.2% for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company has an uncommitted letter of credit facility ("the facility") of up to $30.0 million, which is available to cover the issuance of debt support standby letters of credit. The Company had used $26.6 million in debt support standby letters of credit as of December 31, 2003 and $20.4 million as of December 31, 2002. There is a service fee of 1.0% on the used portion of the facility. The facility is subject to certain financial covenants and expires on August 31, 2004.

Note H — Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2003, 2002 and 2001 consisted of the following (in thousands):

Years Ended December 31,	*2003*	*2002*	*2001*
Current:			
Federal	$ 4,773	$ (5,132)	$ 63,941
State	3,430	2,101	11,634
Foreign	2,141	3,793	11,021
Deferred:			
Federal and state	(1,178)	567	(11,419)
Foreign	(3,841)	—	—
	$ 5,325	$ 1,329	$ 75,177

Income (loss) before the provision for income taxes for the years ended December 31, 2003, 2002 and 2001 consisted of the following (in thousands):

Years Ended December 31,	*2003*	*2002*	*2001*
Domestic	$ 18,985	$ (5,717)	$ 171,216
Foreign	(7,270)	9,214	25,068
	$ 11,715	$ 3,497	$ 196,284

The income taxes shown above varied from the statutory federal income tax rates for these periods as follows:

Years Ended December 31,	*2003*	*2002*	*2001*
Federal U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	12.6	.8	3.4
Amortization of intangible assets	—	—	.5
Tax-free interest income	(2.8)	(12.4)	(.5)
Non-deductible expenses	(2.1)	22.5	.5
Non-U.S. income taxed at different rates, net of foreign tax credits	8.4	(2.6)	(.4)
Other, net	(5.6)	(5.3)	(.2)
Effective tax rate	45.5%	38.0%	38.3%

The deferred portion of the tax provision consisted of the following (in thousands):

Years Ended December 31,	*2003*	*2002*	*2001*
Amortization of franchise rights	$ 731	$ 509	$ (72)
Amortization of other intangibles	(3,493)	(2,087)	—
Accrued expenses, deducted for tax when paid	442	6,675	(9,475)
Capitalized costs for books, deducted for tax	4,489	6,069	9,388
Depreciation	(4,290)	(7,627)	(12,254)
Other, net	(2,898)	(2,972)	994
	$ (5,019)	$ 567	$ (11,419)

The deferred income tax amounts included on the Consolidated Statements of Financial Position are comprised of the following (in thousands):

December 31,	*2003*	*2002*
Current deferred income tax assets, net	$ 27,102	$ 28,893
Long-term deferred income tax assets, net	11,401	4,591
	$ 38,503	$ 33,484

The components of the deferred income tax amounts at December 31, 2003 and 2002 were as follows (in thousands):

December 31,	*2003*	*2002*
Amortization of intangible assets	$ (10,186)	$ (12,949)
Accrued expenses, deducted for tax when paid	14,436	17,998
Property and equipment basis differences	25,393	21,103
Provision for bad debts	3,215	4,644
Other, net	9,791	4,577
Net operating loss carryforward—valuation allowance	(4,146)	(1,889)
	$ 38,503	$ 33,484

The Company has net operating loss carryforwards in a number of states. The tax benefit of these net operating losses is $6.1 million. These state net operating loss carryforwards expire in 2007 and later. The Company has net operating loss carryforwards in foreign countries, with a related foreign tax credit of $4.0 million which expires in 2007 and later. Accrued expenses, deducted for tax when paid include approximately $4.5 million related to 2003 property and equipment additions.

The Company has not provided deferred income taxes or foreign withholding taxes on $25.9 million and $28.5 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2003 and 2002, respectively, since the Company intends to reinvest these earnings indefinitely.

Note I — Commitments and Contingencies

Rental expense, primarily for office premises, amounted to $72.2 million, $69.7 million and $62.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. The approximate minimum rental commitments for 2004 and thereafter under non-cancelable leases in effect at December 31, 2003 were as follows (in thousands):

2004	$ 62,539
2005	57,017
2006	47,089
2007	37,303
2008	28,479
Thereafter	62,949
	$ 295,376

The Company is involved in a number of lawsuits arising in the ordinary course of business. While management does not expect any of these matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

In connection with the formation of Protiviti, the Company became the guarantor of certain employee notes totaling $3.0 million at December 31, 2003.

Note J — Stockholders' Equity

Stock Repurchase Program. As of December 31, 2003, the Company's Board of Directors has authorized the repurchase, from time to time, of up to 9.6 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the year ended December 31, 2003, the Company repurchased approximately 1.6 million shares on the open market for a total cost of $24.6 million. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable withholding taxes. During the year ended December 31, 2003, such repurchases totaled approximately 0.5 million shares at a cost of $7.8 million.

Note K — Stock Plans

Under various stock plans, officers, employees and outside directors may receive grants of restricted stock or options to purchase common stock. Grants are made at the discretion of a Committee of the Board of Directors. Grants generally vest between two and four years.

Options granted under the plans have exercise prices ranging from 85% to 100% of the fair market value of the Company's common stock at the date of grant and may consist of both incentive stock options and nonstatutory stock options under the Internal Revenue Code. The terms range from 27 months to 10 years.

Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant, and receive all dividends with respect to such shares, whether or not the shares have vested. Compensation expense is recognized on a straight-line basis over the vesting period. Vesting is accelerated upon the death or disability of the recipients.

The Company accounts for these plans under APB 25. Therefore, the intrinsic value of the options is used to record compensation expense and, as a result, no compensation expense has been recognized for its stock option plans. As required by SFAS No. 148, *Accounting for Stock-based Compensation—Transition and Disclosure*, calculations of pro forma net income and net income per share, computed in accordance with the method prescribed by SFAS 123, are set forth in Note A to the Consolidated Financial Statements.

The following table reflects activity under all stock plans from December 31, 2000 through December 31, 2003, and the weighted average exercise prices (in thousands, except per share amounts):

		Stock Option Plans	
	Restricted Stock Plans	*Number of Shares*	*Weighted Average Price Per Share*
Outstanding, December 31, 2000	4,881	25,836	$ 13.60
Granted	1,083	6,889	$ 22.45
Exercised	—	(3,113)	$ 11.82
Restrictions lapsed	(1,643)	—	—
Forfeited	(270)	(2,875)	$ 19.16
Outstanding, December 31, 2001	4,051	26,737	$ 15.80
Granted	1,069	6,683	$ 20.24
Exercised	—	(2,686)	$ 16.96
Restrictions lapsed	(1,286)	—	—
Forfeited	(332)	(1,668)	$ 21.13
Outstanding, December 31, 2002	3,502	29,066	$ 16.38
Granted	1,015	3,680	$ 19.40
Exercised	—	(2,019)	$ 15.64
Restrictions lapsed	(1,139)	—	—
Forfeited	(118)	(1,540)	$ 20.53
Outstanding, December 31, 2003	3,260	29,187	$ 16.57

The following table summarizes information about options outstanding as of December 31, 2003 (in thousands, except number of years and per share amounts):

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	*Number Outstanding as of December 31, 2003*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable as of December 31, 2003*	*Weighted Average Exercise Price*
$2.71 to $10.41	6,046	2.81	$ 7.64	6,046	$ 7.64
$11.21 to $16.11	6,913	6.02	$ 13.62	4,740	$ 12.89
$16.28 to $19.95	6,199	6.37	$ 18.40	4,054	$ 18.79
$19.97 to $22.56	7,107	6.77	$ 21.80	3,958	$ 21.87
$22.70 to $34.75	2,922	7.98	$ 25.43	976	$ 26.52
	29,187	5.81	$ 16.57	19,774	$ 14.96

At December 31, 2003, the total number of available shares to grant under the plans (consisting of either restricted stock or options) was 6.3 million. Of the 29.2 million options outstanding at December 31, 2003, 19.8 million options were exercisable with a weighted average exercise price of $14.96, and 9.4 million options were not exercisable with a weighted average exercise price of $19.94.

Note L — Net Income Per Share

The calculation of net income per share for the three years ended December 31, 2003 is reflected in the following table (in thousands, except per share amounts):

Years Ended December 31,	2003	2002	2001
Net Income	$ 6,390	$ 2,168	$ 121,107
Basic:			
Weighted average shares	168,719	172,484	174,489
Diluted:			
Weighted average shares	168,719	172,484	174,489
Common stock equivalents—stock options	4,456	5,307	7,000
Diluted shares	173,175	177,791	181,489
Net Income Per Share:			
Basic	$ .04	$ .01	$ .69
Diluted	$ .04	$ .01	$ .67

The weighted average diluted common shares outstanding for the year ended December 31, 2003 excludes the dilutive effect of approximately 11.8 million options, since such options have an exercise price in excess of the 2003 average market value of the Company's common stock. Had such options been included, the dilutive effect would have been calculated using the treasury method.

Note M — Business Segments

The Company, which defines its segments based on the nature of services, has three reportable segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. The temporary and consultant segment provides specialized staffing in the accounting and finance, administrative and office, information technology, legal, advertising, marketing and web design fields. The permanent placement segment provides full-time personnel in the accounting, finance, administrative and office, and information technology fields. The risk consulting segment provides business and technology risk consulting and internal audit services.

The accounting policies of the segments are set forth in Note A—Summary of Significant Accounting Policies. The Company evaluates performance based on income or loss from operations before interest income, intangible amortization expense, and income taxes.

The following table provides a reconciliation of revenue and operating income by reportable segment to consolidated results (in thousands):

Years Ended December 31,	*2003*	*2002*	*2001*
Net service revenues			
Temporary and consultant staffing	$ 1,746,852	$ 1,763,218	$ 2,264,162
Permanent placement staffing	94,840	100,029	188,688
Risk consulting and internal audit services	133,299	41,704	—
	$ 1,974,991	$ 1,904,951	$ 2,452,850
Operating income (loss)			
Temporary and consultant staffing	$ 38,259	$ 47,404	$ 172,763
Permanent placement staffing	2,559	(6,852)	20,337
Risk consulting and internal audit services	(21,429)	(35,359)	—
	19,389	5,193	193,100
Amortization of intangible assets	10,277	6,281	5,335
Interest income, net	(2,603)	(4,585)	(8,519)
Income before income taxes	$ 11,715	$ 3,497	$ 196,284

The Company does not report total assets by segment. The following table represents identifiable assets by business segment (in thousands):

December 31,	*2003*	*2002*
Accounts receivable		
Temporary and consultant staffing	$ 209,521	$ 210,901
Permanent placement staffing	17,596	15,675
Risk consulting and internal audit services	28,839	11,723
	$ 255,956	$ 238,299

The Company operates internationally, with operations in the United States, Canada, Europe, Asia, Australia, and New Zealand. The following tables represent revenues and long-lived assets by geographic location (in thousands):

Years Ended December 31,	*2003*	*2002*	*2001*
Net service revenues			
Domestic	$ 1,622,071	$1,573,152	$2,089,222
Foreign	352,920	331,799	363,628
	$ 1,974,991	$1,904,951	$2,452,850

December 31,	*2003*	*2002*
Assets, long-lived		
Domestic	$ 248,787	$ 267,444
Foreign	26,840	25,055
	$ 275,627	$ 292,499

Note N — Quarterly Financial Data (Unaudited)

The following tabulation shows certain quarterly financial data for 2003 and 2002 (in thousands, except per share amounts):

	Quarter				
2003	*1*	*2*	*3*	*4*	*Year Ended December 31,*
Net service revenues	$473,228	$482,962	$ 501,137	$ 517,664	$ 1,974,991
Gross margin	$169,652	$177,375	$ 187,111	$ 192,600	$ 726,738
Income (loss) before income taxes	$ (5,250)	$ 204	$ 8,813	$ 7,948	$ 11,715
Net income (loss)	$ (3,439)	$ 134	$ 4,847	$ 4,848	$ 6,390
Basic net income (loss) per share	$ (.02)	$ .00	$ .03	$ .03	$ .04
Diluted net income (loss) per share	$ (.02)	$ .00	$ .03	$ .03	$ .04

	Quarter				
2002	*1*	*2*	*3*	*4*	*Year Ended December 31,*
Net service revenues	$468,471	$473,121	$ 484,778	$ 478,581	$ 1,904,951
Gross margin	$184,901	$183,118	$ 175,436	$ 171,280	$ 714,735
Income (loss) before income taxes	$ 14,697	$ 5,153	$ (4,954)	$(11,399)	$ 3,497
Net income (loss)	$ 9,112	$ 3,195	$ (3,072)	$ (7,067)	$ 2,168
Basic net income (loss) per share	$ .05	$ .02	$ (.02)	$ (.04)	$ .01
Diluted net income (loss) per share	$ .05	$ .02	$ (.02)	$ (.04)	$ .01

Report of Independent Auditors

To the Board of Directors and Stockholders
of Robert Half International Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Robert Half International Inc. and its subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

As further described in Note D to the financial statements, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", became effective for calendar year filing companies on January 1, 2002. As a result, the Company ceased amortizing goodwill as of January 1, 2002 and as required by SFAS 142, amended its footnote disclosure to provide comparative pro forma information for the year ended December 31, 2001. As discussed above, the financial statements of the Company as of December 31, 2001, and for the year then ended, were audited by other independent accountants who have ceased operations. We audited the pro forma disclosures described in Note D. In our opinion, the pro forma disclosures for 2001 in Note D are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

PricewaterhouseCoopers LLP

San Francisco, California
January 27, 2004

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Robert Half International Inc.'s filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the Company's filing on Form 10-K for the year ended December 31, 2003. This audit report was issued before the Company's adoption of SFAS 142 on January 1, 2002.

Report of Independent Public Accountants

To the Stockholders and the Board of Directors
of Robert Half International Inc.:

We have audited the accompanying consolidated statements of financial position of Robert Half International Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Half International Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

San Francisco, California
January 18, 2002

Corporate Directory

Board of Directors

Andrew S. Berwick, Jr.
President and Chief Executive Officer of Berwick–Pacific Corporation, a real estate development company

Frederick P. Furth
Senior Partner of The Furth Firm, a law firm

Edward W. Gibbons
Founder and President of Gibbons & Co., Inc., a private merchant banking firm

Harold M. Messmer, Jr.
Chairman and Chief Executive Officer

Thomas J. Ryan
Chairman of the Board and Chief Executive Officer of ISU International, a franchisor of independent insurance agents

J. Stephen Schaub
President of J. S. Schaub & Co., Inc., a firm engaged in investments and financial consulting

M. Keith Waddell
Vice Chairman, President and Chief Financial Officer

Officers

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer

Paul F. Gentzkow
President and Chief Operating Officer—Staffing Services

Robert W. Glass
Executive Vice President, Corporate Development

Steven Karel
Vice President, Secretary and General Counsel

Michael Buckley
Vice President—Finance and Treasurer

Evelyn Crane-Oliver
Assistant Secretary and Corporate Counsel

Reesa M. Staten
Vice President, Corporate Communications

Paula Streit
Vice President and Controller, Field Accounting

James M. Taylor
Vice President, Marketing

Kevin White
Vice President and Chief Information Officer

Corporate Headquarters

2884 Sand Hill Road
Menlo Park, California 94025
(650) 234-6000

Registrar and Stock Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 356-2017
(800) 231-5469 (TDD)
www.melloninvestor.com

The Company's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained free of charge upon written request to:

Secretary
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, California 94025

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is listed for trading on the New York Stock Exchange under the symbol "RHI". On December 31, 2003, there were approximately 1,900 holders of record of the common stock.

Following is a list by fiscal quarters of the sales prices of the stock:

2003	*High*	*Low*
4th Quarter	$25.18	$19.18
3rd Quarter	$22.93	$18.10
2nd Quarter	$20.09	$13.17
1st Quarter	$16.98	$11.44
2002	*High*	*Low*
4th Quarter	$21.65	$11.94
3rd Quarter	$25.20	$15.37
2nd Quarter	$29.30	$22.00
1st Quarter	$30.90	$23.50

No cash dividends were paid in 2003 or 2002. The company, as it deems appropriate, may continue to retain all earnings for use in its business or may consider paying a dividend in the future.

Robert Half International Inc. is an equal opportunity employer.

Locations Worldwide

U.S. OFFICES

ALABAMA
Birmingham

ARIZONA
Ahwatukee
Mesa
Peoria
Phoenix (2)
Scottsdale
Tucson (2)

ARKANSAS
Fayetteville
Little Rock

CALIFORNIA
Bakersfield
Carlsbad
City of Industry
Cupertino/Santa Clara
Fairfield
Fremont
Fresno
Glendale
Irvine
La Jolla
La Palma
Laguna Niguel
Long Beach
Los Angeles
Modesto
Monterey
Morgan Hill
Novato
Oakland
Ontario
Oxnard
Palm Springs
Palo Alto
Pleasanton
Rancho Cordova
Riverside
Roseville
Sacramento
San Diego
San Francisco
San Jose
San Mateo
Santa Barbara
Santa Rosa
Scripps Ranch
South San Francisco
Stockton
Temecula
Torrance
Visalia
Walnut Creek
Westlake Village
Westwood
Woodland Hills

COLORADO
Aurora
Boulder
Colorado Springs
Denver
Englewood
Fort Collins
Lakewood

CONNECTICUT
Danbury
Hartford
New Haven
Shelton
Stamford
Waterbury

DELAWARE
Wilmington

DISTRICT OF COLUMBIA
Washington

FLORIDA
Boca Raton
Brandon
Coral Gables
Fort Lauderdale
Fort Myers
Heathrow
Jacksonville
Kissimmee
Miami
Orlando
Sarasota
St. Petersburg
Sunrise
Tampa
West Palm Beach

GEORGIA
Alpharetta
Atlanta (4)
Gwinnett
Macon
Savannah

HAWAII
Honolulu

IDAHO
Boise

ILLINOIS
Chicago
Elgin
Fairview Heights
Gurnee
Hoffman Estates
Homewood
Naperville
Northbrook
Oakbrook Terrace
Rosemont

INDIANA
Fort Wayne
Indianapolis (3)
Merrillville

IOWA
Cedar Rapids
Davenport
Des Moines
West Des Moines

KANSAS
Overland Park

KENTUCKY
Fort Mitchell
Lexington
Louisville

LOUISIANA
New Orleans

MAINE
Portland

MARYLAND
Baltimore
Bethesda
Columbia
Frederick
Greenbelt
Towson

MASSACHUSETTS
Boston
Braintree
Cambridge
Danvers
Lexington
Springfield
Westborough

MICHIGAN
Ann Arbor
Dearborn
Detroit/Southfield
Grand Rapids
Kalamazoo
Lakeshore
Lansing
Troy

MINNESOTA
Bloomington
Burnsville
Minneapolis
Plymouth/Minnetonka
St. Cloud
St. Paul

MISSOURI
Clayton
Creve Coeur
Kansas City
St. Charles
St. Louis
Sunset Hills

NEBRASKA
Omaha

NEVADA
Las Vegas
Reno
Summerlin

NEW HAMPSHIRE
Manchester
Portsmouth

NEW JERSEY
Bridgewater
Jersey City
Mt. Laurel
Paramus
Parsippany
Princeton
Red Bank
Rutherford
Woodbridge

NEW MEXICO
Albuquerque
Rio Rancho

NEW YORK
Albany
Buffalo
Hauppauge
New York (3)
Rochester
Syracuse
Uniondale
White Plains

NORTH CAROLINA
Charlotte (3)
Durham
Greensboro
Raleigh
Winston-Salem

NORTH DAKOTA
Fargo

OHIO
Akron
Beachwood
Blue Ash/Sharonville
Canton
Cincinnati
Cleveland
Columbus
Dayton
Easton
North Olmsted
Toledo
Troy
West Chester
Worthington
Youngstown

OKLAHOMA
Edmond
Oklahoma City
Tulsa

OREGON
Beaverton
Eugene
Portland

PENNSYLVANIA
Harrisburg
King of Prussia
Lancaster
Lehigh Valley
Moon
Philadelphia
Pittsburgh
Reading
Trevose
Wexford

RHODE ISLAND
Providence

SOUTH CAROLINA
Charleston
Columbia
Greenville
Spartanburg

TENNESSEE
Bartlett
Chattanooga
Knoxville
Memphis (2)
Nashville

TEXAS
Alliance Gateway
Arlington
Austin
Clear Lake
Corpus Christi
Dallas (2)
El Paso
Fort Worth
Houston (3)
Irving
Lewisville
Lubbock
Midland/Odessa
Plano
Richardson
San Antonio (2)
The Woodlands

UTAH
Murray
Ogden
Provo
Salt Lake City

VIRGINIA
Dulles
Newport News
Norfolk
Richmond (2)
Tysons Corner

WASHINGTON
Bellevue
Federal Way
Lynnwood
Seattle
Spokane
Tacoma

WISCONSIN
Appleton
Madison
Milwaukee
Waukesha

Locations Worldwide

INTERNATIONAL OFFICES

AUSTRALIA
Melbourne
Parramatta
Sydney

BELGIUM
Antwerp
Brussels
Charleroi
Ghent
Hasselt
Luik
Zaventem

CANADA
Burlington
Calgary
Edmonton
Fraser Valley
Markham
Mississauga
Montreal
North York
Ottawa
Rive-Sud
Toronto
Vancouver
West Island
Winnipeg

CZECH REPUBLIC
Prague

FRANCE
Lyon
Nantes
Paris (2)
St. Denis
Versailles

GERMANY
Dusseldorf
Frankfurt
Munich

IRELAND
Dublin

THE NETHERLANDS
Amsterdam
Eindhoven
Rotterdam
Utrecht

NEW ZEALAND
Auckland

UNITED KINGDOM
Basingstoke
Birmingham
Bournemouth
Bristol
Edinburgh
Glasgow
Guildford
Leeds
Leicester
London (3)
Manchester
Milton Keynes
Nottingham
Portsmouth
Southampton
Swindon
Windsor
Wolverhampton

For more information, please visit www.rhi.com.

Protiviti Locations:

U.S. OFFICES

ARIZONA
Phoenix

CALIFORNIA
Los Angeles
Sacramento
San Francisco
Santa Clara

COLORADO
Denver

FLORIDA
Fort Lauderdale
Orlando
Tampa

GEORGIA
Atlanta

ILLINOIS
Chicago

KANSAS
Kansas City

MARYLAND
Baltimore

MASSACHUSETTS
Boston

MINNESOTA
Minneapolis

MISSOURI
St. Louis

NEW YORK
New York

OHIO
Cincinnati
Cleveland

OREGON
Portland

PENNSYLVANIA
Philadelphia
Pittsburgh

TEXAS
Dallas
Houston

UTAH
Salt Lake City

VIRGINIA
Vienna

WASHINGTON
Seattle

WISCONSIN
Milwaukee

INTERNATIONAL OFFICES

CANADA
Toronto

FRANCE
Paris

ITALY
Milan

JAPAN
Tokyo

SINGAPORE

UNITED KINGDOM
London

For more information, please visit www.protiviti.com.

Accountemps®
www.accountemps.com

Robert Half® Finance & Accounting
www.roberthalf.com

Robert Half® Management Resources
www.rhmr.com

Protiviti®
www.protiviti.com

Robert Half® Technology
www.rht.com

OfficeTeam®
www.officeteam.com

Robert Half® Legal
www.roberthalflegal.com

The Creative Group®
www.creativegroup.com

RHI Robert Half International Inc.

Worldwide Leader in Specialized Consulting & Staffing Services Since 1948

www.rhi.com

[illegible] Sand Hill Road
Menlo Park, California 94025
Tel (650) 234-6000